Filed by Concord EFS, Inc.

Subject Company – Concord EFS, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12 under

the Securities and Exchange Act of 1934

Commission File No. 001-31527

Concord EFS, Inc. issued the following press release today:

[news] contacts: Melinda D. Mercurio Corporate Communications 302.791.8109 mmercurio@concordefs.com Edward Winnick Investor Relations 302.791.8484 ewinnick@concordefs.com page: 1 of 2

Concord EFS Sets Date for Special Meeting of Shareholders to

Vote on Proposed Merger with First Data

Memphis, TN – January 26, 2004 – Concord EFS, Inc. (NYSE: CE), a national electronic commerce provider, today announced that a special meeting of its shareholders will be held on February 26, 2004 to vote on a proposal to adopt the previously announced amended merger agreement between Concord and First Data Corporation. Concord shareholders of record as of the close of business on January 16, 2004 will be eligible to vote by proxy or at the meeting.

The Securities and Exchange Commission has declared effective the amended registration statement filed by First Data Corporation containing a proxy statement/prospectus related to the proposed merger. Concord will send the proxy statement/prospectus to its shareholders in connection with the Thursday, February 26 special meeting, which will be held at Colonial Country Club, 2736 Countrywood Parkway, Memphis, Tennessee at 10:00 a.m. (CST).

About Concord EFS, Inc.

Concord EFS, Inc., a vertically integrated electronic transaction processor, provides the technology and network systems that make payments and other financial transactions faster, more efficient, and more secure than paper-based alternatives. Concord acquires, routes, authorizes, captures, and settles virtually all types of electronic payment and deposit access transactions for financial institutions and merchants nationwide. Concord’s primary activities include Network Services, which provides automated teller machine (ATM) processing, debit card processing, deposit risk management, and STARsm network access principally for financial institutions; and Payment Services, which provides point of sale processing, settlement, and related services, with specialized systems focusing on supermarkets, major retailers, gas stations, convenience stores, restaurants, and trucking companies.

Information Regarding Proposed Merger With First Data

This communication is not a solicitation of a proxy from any security holder of Concord EFS, Inc. First Data Corporation has filed a definitive amended proxy statement/prospectus with the Securities and Exchange Commission (SEC) concerning the planned merger of Concord with a subsidiary of First Data. WE URGE INVESTORS TO READ THE DEFINITIVE VERSION OF THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN (OR WILL CONTAIN WHEN FILED) IMPORTANT INFORMATION. Investors can obtain the definitive amended proxy statement/prospectus and other relevant documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by First Data will be available free of charge from First Data Investor Relations, 6200 S. Quebec St., Suite 340, Greenwood Village, CO 80111. Documents filed with the SEC by Concord will be available free of charge from Concord Investor Relations, 2525 Horizon Lake Drive, Suite 120, Memphis, TN 38133.

First Data and Concord, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies in connection with the planned merger. Information about the directors and executive officers of First Data and their ownership of

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First Data stock is set forth in the proxy statement for First Data’s 2003 annual meeting of stockholders. Information about the directors and executive officers of Concord and their ownership of Concord stock is set forth in the proxy statement for Concord’s 2003 annual meeting of stockholders. Investors may obtain additional information regarding the interests of the participants by reading the definitive amended proxy statement/prospectus.

Notice to Investors, Prospective Investors and the Investment Community:

Cautionary Information Regarding Forward-Looking Statements

This release may contain or incorporate by reference forward-looking statements made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect management’s expectations, estimates, and assumptions, based on information available at the time of the statement or, with respect to any document incorporated by reference, available at the time that such document was prepared. Forward-looking statements include, but are not limited to, statements regarding future events, plans, goals, objectives, and expectations. The words “anticipate,” “believe,” “estimate,” “expect,” “plan,” “intend,” “likely,” “will,” “should,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties, and other factors, including those set forth below, which may cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements expressed or implied by those statements.

Important factors that could cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by those statements include, but are not limited to: (i) the failure to successfully execute our corporate consolidation plans, (ii) the loss of key personnel or inability to attract additional qualified personnel, (iii) the loss of key customers or renewal of customer contracts on less favorable terms, (iv) increasing competition and its effect on our margins, (v) changes in card association rules and practices, (vi) the inability to remain current with rapid technological change, (vii) risks related to acquisitions, (viii) the imposition of additional state taxes, (ix) continued consolidation in the banking and retail industries, (x) business cycles and the credit risk of our merchant customers, (xi) the outcome of litigation involving VISA and MasterCard, (xii) utility and system interruptions or processing errors, (xiii) information theft, (xiv) susceptibility to merchant fraud and credit and fraud risk of entities we sponsor into networks, (xv) changes in card association fees or products, (xvi) automated teller machine market saturation or restrictions on surcharging, (xvii) rules and regulations governing financial institutions and other networks and changes in such rules and regulations, (xviii) the timing and extent of changes in interest rates, (xix) volatility of the price of our common stock, (xx) litigation risks, and (xxi) the receipt of regulatory and shareholder approvals required for the planned merger with First Data Corporation, as well as the timing of the anticipated completion and possible conditions of the planned merger and their consequences.

Concord undertakes no obligation to update or revise any forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events, or changes to future results over time. See the cautionary statements included as Exhibit 99.1 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 as filed on November 7, 2003 for a more detailed discussion of certain of the factors that could cause our actual results to differ materially from those included in the forward-looking statements.

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